Exhibit 99.6
THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF WNS (HOLDINGS) LIMITED AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.
WNS (HOLDINGS) LIMITED
Annual General Meeting of Shareholders

Issues presented for consideration at the Annual		Vote
General Meeting of Shareholders on August 8, 2007

		For	Against	Abstain
1	Annual accounts
2	Re-appointment of auditors
3	Auditor’s remuneration
4	a. Re-election of Mr. Richard O. Bernays as a Director of the company
b. Re-election of Sir Anthony A. Greene as a Director of the company
5	Director’s remuneration

(Signature)